UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 000-49757

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FIRST RELIANCE BANK EMPLOYEE STOCK OWNERSHIP PLAN

B. Name and address of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Reliance Bancshares, Inc..
2170 W. Palmetto Street
Florence, South Carolina 29501

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN

REPORT ON FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN

CONTENTS

PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3

NOTES TO FINANCIAL STATEMENTS	4 - 9

SUPPLEMENTAL SCHEDULE
Schedule of assets held for investment purposes at December 31, 2007	10

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Trustees of First Reliance Bank
Employee Stock Ownership Plan
Florence, South Carolina

We have audited the accompanying statement of net assets available for benefits of First Reliance Bank Employee Stock Ownership Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Reliance Bank Employee Stock Ownership Plan as of December 31, 2007 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits as of December 31, 2006, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting information that is representation of management in the form of a financial statement. We have not audited or reviewed the accompanying statement of net assets available for benefits as of December 31, 2006, and accordingly, do not express an opinion or any other form of assurance on it.

/s/ Elliott Davis, LLC

Columbia, South Carolina
June 27, 2008

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
		(Unaudited)
ASSETS
Investments at fair value:
Money market fund	$264,862	$97,950
Stable value fund	60,425	29,329
Common and collective trusts	720,034	396,687
First Reliance Bancshares, Inc. common stock	1,230,449	1,726,106

	2,275,770	2,250,072

Participant loans	75,239	52,268

Total investments	2,351,009	2,302,340

Contributions receivable:
Employer	5,612	5,041
Employee	18,159	15,460

Total contributions receivable	23,771	20,501

Total assets	2,374,780	2,322,841

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,374,780	2,322,841

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,203	536

NET ASSETS AVAILABLE FOR BENEFITS AT CONTRACT VALUE	$2,379,983	$2,323,377

See accountants' opinion and notes to financial statements
which are an integral part of these statements.

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants	$438,281
Employer	233,828
Interest and dividends	16,785
Net depreciation in fair value of investments	(428,203)

Total additions	260,691

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	190,042
Administrative expenses	14,043

Total deductions	204,085

Net increase in net assets	56,606

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,323,377

END OF YEAR	$2,379,983

See accountants' opinion and notes to financial statements
which are an integral part of these statements.

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of First Reliance Bank Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
First Reliance Bank (the "Company") established the Plan effective as of January 1, 2006. The Plan is an Employee Stock Ownership Plan (ESOP) with 401(k) provisions covering substantially all employees of the Company with 90 days of service and who have attained the age of 18. The ESOP portion of the Plan is discretionary and employees are eligible to participate after one year of employment. The Board of Directors of the Company serves as trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the United States Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure. Bank of New York serves as the custodian of the Plan.

Contributions
Each year, participants may elect to defer a portion of their compensation, as defined in the Plan, not to exceed $15,500 and $15,000 for 2007 and 2006, respectively. For participants age 50 or older, the Internal Revenue Service (IRS) maximum contribution is $20,500 for 2007 and $20,000 for 2006. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes a matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. The Company makes a discretionary contribution to the ESOP. The percentage that each eligible employee receives is established annually.

Participant accounts
Each participant’s account is credited with the participant’s contribution, the Company's matching contribution, allocations of the Company's discretionary ESOP matching contributions, Plan earnings and forfeitures of terminated participants' nonvested accounts, and charged with an allocation of administrative expenses. The Plan defines compensation as the total amount paid (W-2 wages) to the employee for services rendered to the Employer, except for reimbursements or other expense allowances, fringe benefits (cash or noncash), moving expenses, deferred compensation and welfare benefits. With limited exceptions, the Plan includes an employee's compensation only for the part of the Plan year in which he actually is a participant.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on a graduated schedule. A participant is 100% vested after four years of credited service. Also, a participant will become 100% vested in his or her account balance on the date that he or she reaches the normal retirement age of 65 or becomes disabled or dies while still employed by the Company even if he or she would have a vested interest less than 100%.

Payment of benefits
On termination of service due to death, disability, retirement, hardships, or other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

(Continued)

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Forfeited accounts
The Plan allocates participant forfeitures as if the forfeitures were additional employer contributions for the Plan year in which the forfeiture occurs.

Participant investment options
The Plan currently offers fifteen different investment options for participants. Investment options include a money market account, employer stock, and other common and collective trusts. Participants may change their investment allocations on a daily basis.

Voting of Company stock
Participants who are vested in the stock of the Company are allowed to exercise voting rights. Each participant is entitled to direct the Trustee in the manner in which to exercise voting rights attributable to shares of the Company's stock allocated to his or her account.

Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Plan are as follows:

Basis of accounting
The accrual basis of accounting has been used in preparing the financial statements of the Plan in accordance with accounting principles generally accepted in the United States of America with the exception of benefits paid to participants.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation and income recognition
The Plan's investments are stated at fair value except for its benefit-responsive investment contract. Shares in common/collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable asset funds) are reported at the fair value of the underlying investments and then adjusted to contract value as reported to the Plan by the issuer. The fair value of the stable asset fund is based on discounting the related cash flows of the underlying guaranteed investment contracts and fully benefit-responsive synthetic investment contracts based on current yields of similar instruments with comparable durations.

Net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits. Cash and common and collective trust investments are maintained by the custodian and restricted for Plan benefits.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Valuation and income recognition, continued
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan assets include investments in mutual funds through a common collective trust (the CCT). The CCT's contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan's CCT contract value is estimated to reasonably approximate its fair value as of December 31, 2007 and 2006.

Payment of benefits
Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contract
As described in Financial Accounting Standards Board Staff Position, FSP-AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in an investment contract through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncement
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value under U.S. generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan's financial statements.

NOTE 3 - PLAN TERMINATION

The Company intends to continue the Plan indefinitely. However, the Company has the right to amend or terminate the Plan at any time, but no amendment may affect the benefits participants have already accrued under the Plan.

NOTE 4 - INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
		(Unaudited)
First Reliance Bancshares, Inc. Common Stock, 116,227 and 109,295 shares, respectively	$1,230,449	$1,726,106
Money Market Fund	264,862	97,950

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $428,203.

NOTE 5 - CONCENTRATIONS OF RISKS

At December 31, 2007 and 2006, the Plan's assets included $1,230,449 and $1,726,106, respectively, in common stock of the Company. This represents approximately 52% and 74% at December 31, 2007 and 2006, respectively, of total Plan assets. Therefore, a significant portion of the fair value of Plan assets is subject to fluctuation in the price of the Company's common stock.

NOTE 6 - STABLE VALUE FUND

Pentegra Stable Value Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The following is a reconciliation of fair value per the financial statements to contract value:

	December 31,
	2007	2006
		(Unaudited)
Net assets per the financial statements at contract value	$65,628	$29,865
Less fair value adjustment	(5,203)	(536)
Net assets per the financial statements at fair value	$60,425	$29,329

NOTE 7 - COMPANY STOCK

As an ESOP, Plan investments include 27,323 shares of Company stock contributed by the Company. The Company's legal counsel has determined that the Plan must comply with Section 401(a) 28 (c) of the Internal Revenue Code Section which provides that Company securities held by an ESOP, that are not readily tradable on an established securities market must be valued by an independent appraiser. Company stock is traded on the Over The Counter Bulletin Board, which does not meet the definition of "readily tradable" per the Code section. Therefore, the value of these shares has been estimated as of December 31, 2007 by an independent valuation specialist. Because of the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed as defined by the Code section. This difference could be material.

(Continued)

NOTE 7 - COMPANY STOCK, Continued

The Company also has a put option as it relates to the Company Securities under the ESOP portion of the Plan. Each Participant receiving a distribution of Company securities from the Trust Fund has the option ("put option") to sell the Company Securities to the Company, at any time during two option periods, at the current fair market value. The first put option period runs for a period of 60 days commencing on the date of distribution of Company Securities to the Participant. The second put option period runs for a period of 60 days commencing in the next Plan Year after the new determination of the fair market value of Company Securities by the Plan Administrator and notice to the Participant of the new fair market value. If a Participant (or Beneficiary) exercises his/her put option, the Company must purchase the Company Securities at fair market value upon specific terms.

The Plan also contains a 401(k) provision which allows participants to obtain Company stock through salary deferrals. Plan assets include 88,904 shares of Company stock acquired by participants through salary deferrals. Because these shares were acquired under the Plan's 401(k) provision, the Company's legal counsel has determined that they are not subject to the above code section. Therefore, these shares have been valued at the quoted market price according to the Over The Counter Bulletin Board as of December 31, 2007.

NOTE 8 - ADMINISTRATIVE COSTS

All administrative costs and investment fees are paid by the Plan. Administrative expenses totaled $14,043 for the year ended December 31, 2007.

NOTE 9 - FINANCIAL INSTRUMENTS

The Plan's investments are collateralized by the underlying securities owned by the funds.

NOTE 10 - TAX STATUS

The Company has obtained a favorable tax determination letter dated August 31, 2005 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 11 - RELATED PARTY TRANSACTIONS

Certain Plan assets are invested in the stock of the Company. This relationship is considered a party-in-interest.

NOTE 12 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
		(Unaudited)
Net assets available for benefits per the financial statements at fair value	$2,374,780	$2,322,841
Less: employer contributions receivable	(5,612)	(5,041)
Less: employee contributions receivable	(18,159)	(15,460)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	5,203	536
Net assets available for benefits per the Form 5500	$2,356,212	$2,302,876

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2007:

Change in net assets available for benefits per the financial statements	$56,606
Less: change in employer contributions receivable	(571)
Less: change in employee contributions receivable	(2,699)
Net income per the Form 5500	$53,336

Supplemental Schedule
FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
EIN 58-2463842
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2007

(a)	(b) Identity of issuer,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor,	maturity date, rate of interest, collateral,		value
	or similar party	par or maturity value

	Various participant loans*	Participant loans with varying maturities and interest	**	$75,239
		rates ranging from 5.00% to 9.25%
	Bank of New York*	First Reliance Bancshares common stock, 88,904 shares	**	933,710
	State Street Global Advisors*	S&P Midcap Index SL Series Fund - Class A, 2,119 shares	**	122,076
	State Street Global Advisors*	S&P Flagship SL Series Fund - Class A, 2,189 shares	**	103,076
	State Street Global Advisors*	S&P Growth Index SL Fund Series A, 6,806 shares	**	59,344
	State Street Global Advisors*	S&P Value Index SL Fund Series A, 4,924 shares	**	72,642
	State Street Global Advisors*	Passive Bond Market Index SL Series Fund A, 967 shares	**	10,741
	State Street Global Advisors*	Long US Treasury Index SL Series Fund Class A, 1,389 shares	**	18,808
	State Street Global Advisors*	Money Market Fund	**	264,862
	State Street Global Advisors*	Aggressive Strategic Balanced SL Fund, 2,362 shares	**	43,151
	State Street Global Advisors*	Moderate Strategic Balanced SL Fund, 1,515 shares	**	27,619
	State Street Global Advisors*	Conservative Strategic Balanced SL Fund, 2,095 shares	**	36,341
	State Street Global Advisors*	Daily EAFE Index SL Series Fund - Class T, 5,175 shares	**	99,883
	State Street Global Advisors*	NASDAQ 100 Index Non-Lending Fund Series A, 2,090 shares	**	33,493
	State Street Global Advisors*	Russell 2000 Index SL Series Fund - Class A, 5,485 shares	**	92,860
	State Street Global Advisors*, ***	Pentegra Stable Value Fund, 5,322 shares	**	65,628
	Home Federal*	First Reliance Bancshares common stock, 27,323 shares	**	296,739
				$2,356,212

*	Indicates a party-in-interest to the Plan

**	Cost information omitted due to participant-directed plan.

***	Represents contract value of the Pentegra Stable Value Fund. Fair value at December 31, 2007 is $60,425.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer this employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST RELIANCE BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 30, 2008	By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci, Plan Administrator